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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

T313

SEC FILE NO.
8-00220

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC RECEIVED
FEB 28 2003
WASH. D.C. 207
PROCESSING SECTION

NAME OF BROKER-DEALER:

Frank Russell Securities, Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

909 A Street
(No. and Street)

Tacoma	WA	98402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda L. Gutmann (253) 591-2969
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

1420 Fifth Avenue, Suite 1900	Seattle	WA	98101
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Linda L. Gutmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Frank Russell Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

ANDREA C. SANDSTROM
COMMISSION EXPIRES
NOTARY
PUBLIC
8-9-06
STATE OF WASHINGTON

Notary Public

Name
Title: Treasurer

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Operations
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Frank Russell Securities, Inc.

Statement of Financial Condition
As of December 31, 2002

Frank Russell Securities, Inc.
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1420 Fifth Avenue
Suite 1900
Seattle WA 98101
Telephone (206) 398 3000

Report of Independent Accountants

To the Board of Directors and Shareholder of
Frank Russell Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Frank Russell Securities, Inc. (the Company) at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2003

Frank Russell Securities, Inc.
Statement of Financial Condition
December 31, 2002

ASSETS

Assets:	
Cash equivalents	$ 10,021,672
Cash segregated under federal regulations	26,659,459
Securities commissions receivable	5,845,210
Prepaids for customers research services credits	1,864,196
Deferred income taxes	95,000
Other	352,170
Total assets	$ 44,837,707

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Sales commissions payable and accrued expenses	$ 6,708,126
Commission credits payable to customers	21,795,259
Commission credits payable to brokers	201,973
Due to affiliates	4,561,406
Deferred research services credits	1,918,045
Total liabilities	35,184,809
Stockholder's equity:	
Common stock, par value $0.10 per share; 500,000 shares authorized; 247,800 shares issued and outstanding	24,780
Additional paid-in capital	45,489
Retained earnings	9,582,629
Total stockholder's equity	9,652,898
Total liabilities and stockholder's equity	$ 44,837,707

The accompanying notes are an integral part of the financial statement.

Frank Russell Securities, Inc.
Notes to Financial Statement

1. Nature of Business and Summary of Significant Accounting Policies

Nature of business
Frank Russell Securities, Inc. (the Company) is a wholly owned subsidiary of Frank Russell Company (FRC). The Northwestern Mutual Life Insurance Company owns substantially all the outstanding shares of FRC.

The Company is a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers, Inc. and is an investment advisor registered pursuant to the Investment Advisors Act of 1940. The Company acts as introducing broker and clears trades through a network of domestic and international clearing broker-dealers. The Company clears all transactions on behalf of customers on a fully disclosed basis with these clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer.

Cash equivalents and cash segregated under federal regulations
The Company considers money market funds to be cash and cash equivalents. Cash is segregated in a special account for the exclusive benefit of the Company's customers under SEC Rule 15c3-3.

Research Services Credits
Included in the gross commission of selected clients received by the Company are amounts to cover analytical service and product costs to be provided by the Company. These amounts are recorded as a liability of the Company until analytical services or products are delivered to the client. In certain cases the client has received analytical products or services in excess of commission credits available for use. These amounts have been recorded by the Company as prepaids for customers research services credits and will be offset by future commission credits.

Revenue recognition
Revenue from agency brokerage transactions is recognized as earned on a settlement date basis, the effect of which is not significantly different from reporting revenue on a trade date basis. For some non-United States of America agency transactions, revenue is recorded when transaction information becomes available, which does not differ materially from the recognition of revenue on a trade date basis.

The Company refunds a portion of commissions received to its customers. Such commission credits are determined and recorded on a settlement date basis. The aggregate amount of unused credits is reflected as commission credits payable on the Statement of Financial Condition.

Income taxes
The Company accounts for income taxes based upon an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Income taxes (continued)

The Company files its tax return with FRC as part of a consolidated group. The provision for income taxes is based on an allocation of the consolidated tax liability to the respective companies included in the consolidated group as if each company were filing on a separate return basis. Deferred tax assets relate primarily to temporary differences between book and tax recognition of revenue.

Financial instruments with off-balance sheet credit risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company introduces these transactions for clearance to other broker-dealers on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to liquidate the collateral amount equal to the original contracted amount. The agreements between the Company and its domestic clearing brokers provide that the Company is obligated to assume any exposure related to such non-performance by its customers. No such agreements exist with the Company's international brokers. As the right to charge the Company has no maximum amount and applies to all trades executed through its domestic clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counter parties who do not perform under their contractual obligations. The Company monitors its risk on these transactions on both an individual and group basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Related-Party Transactions

FRC pays substantially all direct expenses on behalf of the Company. Additionally, FRC allocates certain negotiated charges to the Company such as office space, equipment and insurance charges. The Company reimburses FRC monthly for these expenses. Amounts due and payable to FRC for these charges were $3,864,518. Not necessarily all charges incurred by FRC on the Company's behalf are allocated to the Company.

2. Related-Party Transactions (Continued)

The Company acts as an introducing broker for clients of FRC and other affiliated companies. The clients may elect to pay their fees to FRC and other affiliates with commission credits received from the Company.

The Company participates in two FRC defined contribution retirement plans (the Plans) covering eligible employees. The Plans allow for contributions to be made out of the Company's net operating profits in certain required amounts and at the discretion of the FRC Board of Directors. Employees may also contribute a percentage of their compensation as defined by the Plan's documents.

During 2002, the Company effected transactions on behalf of affiliated companies. Commission credits payable was approximately $1,950,000 at December 31, 2002.

3. Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $250,000. At December 31, 2002, the Company had net capital of $5,381,890, which was $5,131,890 in excess of its minimum net capital requirement of $250,000.

The Company operates under the provisions of Sections (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Commission and, accordingly, is exempt from the provisions of that Rule.